Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR AND HAND DELIVERY
June 6, 2018	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Neuronetics, Inc. in connection with Registration Statement on Form S-1 (File No. 333-225307)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Daniel Morris, Special Counsel

Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Tom Jones, Legal Staff Attorney

RE:	Neuronetics, Inc.
Registration Statement on Form S-1
File No. 333-225307

Ladies and Gentlemen:

On behalf of Neuronetics, Inc. (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-225307), originally confidentially submitted to the Commission on March 16, 2018 and resubmitted to the Commission on April 26, 2018, and subsequently filed with the Commission on May 31, 2018 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price of the common stock to be sold in its proposed initial public offering (“IPO”), which is the subject of the Registration Statement.

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of $[***] per share to $[***] per share (the “Price Range”) for its IPO, before giving effect to an anticipated reverse stock split. This range implies a pre-money equity valuation for the Company of $[***] to $[***].

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined on a preliminary basis pursuant to negotiations between the Company and the underwriters for the IPO. Among the factors that were considered in setting the Price Range were the following:

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•	the general conditions of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of companies in the healthcare sector, and the medical device sector in particular;

•	business developments impacting the Company; and

•	input received from the lead underwriter, including discussions that took place with senior management of the Company and its board of directors (the “Board”).

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The Company expects to include the Price Range in an amendment to the Registration Statement that will shortly precede the commencement of the Company’s road show. However, due to the recent volatility in the financial markets and the volatility evident in the market for recent IPOs, the Price Range may change between now and the date of such amendment. The Company confirms to the Staff that, in accordance with Item 501(b)(3) of Regulation S-K and CD&I 134.04, the Price Range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share. The parameters of the Price Range will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. Since January 1, 2017, the Company has issued the following equity awards to its employees and members of its Board, all in the form of stock option grants:

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Grant Date	Number of Shares Underlying Options (in thousands)	Exercise Price per Share
February 6, 2017	9,348	$0.11
February 14, 2017	426	$0.11
April 12, 2017	3,152	$0.11
July 20, 2017	10,108	$0.08
September 22, 2017	500	$0.14
October 19, 2017	2,818	$0.14
December 6, 2017	974	$0.14
December 7, 2017	731	$0.14
January 24, 2018	3,081	$0.16
March 16, 2018	4,948	$0.16
April 25, 2018	3,446	$0.18
June 8, 2018	2,893	$0.21

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred stock and third-party valuation of its common stock as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	the prices at which the Company sold preferred stock and the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant;

•	the progress of the Company’s research and development programs, including the status and results of clinical trials for the NeuroStar Advanced Therapy System;

•	the Company’s commercialization of the NeuroStar Advanced Therapy System and results of its sales and marketing efforts;

•	the Company’s stage of development and its business strategy;

•	external market conditions affecting the healthcare industry in general, and the medical device industry in particular, and trends within such industries;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the common stock and preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•	the Company’s IPO timeline and related activities; and

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•	the analysis of IPOs and the market performance of similar companies in the healthcare and medical device industries.

In the course of granting stock options and preparing for its IPO, the Company obtained third-party valuations of its common stock as of September 30, 2016, June 1, 2017, August 31, 2017, December 31, 2017, March 31, 2018 and April 30, 2018. The third-party valuations resulted in valuations of the Company’s common stock of:

•	$0.11 per share as of September 30, 2016;

•	$0.08 per share as of June 1, 2017;

•	$0.14 per share as of August 31, 2017

•	$0.16 per share as of December 31, 2017;

•	$0.18 per share as of March 31, 2018; and

•	$0.21 per share as of April 30, 2018.

As of each award date set forth in the table above under “Summary of Recent Equity Awards,” the Board established the per-share exercise prices of these awards based upon the valuation of the common stock as of the applicable award dates. On February 6, 2017 and February 14, 2017, the Board approved a valuation of the common stock as of such dates of $0.11 per share based, in part, on the third-party valuation of the Company’s common stock as of September 30, 2016 at the same valuation. On April 12, 2017, the Board determined the fair value of the Company’s common stock as of such date to be $0.11 per share based, in part, on the third-party valuation of the Company’s common stock as of September 30, 2016 at the same valuation. On July 20, 2017, the Board determine the fair value of the Company’s common stock as of such date to be $0.08 per share based, in part, on the third-party valuation of the Company’s common stock performed as of June 1, 2017 at the same valuation. On September 22, 2017, the Board determined the fair value of the common stock as of such date to be $0.14 per share based, in part, on the third-party valuation of the Company’s common stock as of August 31, 2017 at the same valuation. On October 19, 2017, the Board determined the fair value of the Company’s common stock as of such date to be $0.14 per share based, in part, on the third-party valuation of the Company’s common stock as of August 31, 2017 at the same valuation. On December 6, 2017 and December 7, 2017, the Board determined the fair value of the Company’s common stock as of such dates to be $0.14 per share based, in part, on the third-party valuation of the Company’s common stock as of August 31, 2017 at the same valuation. On January 24, 2018 and March 16, 2018, the Board determined the fair value of the Company’s common stock as of such date to be $0.16 per share based, in part, on the third-party valuation of the Company’s common stock as of December 31, 2017 at the same valuation. On April 25, 2018, the Board determined the fair value of the Company’s common stock to be $0.18 per share based, in part, on the third-party valuation of the Company’s common stock as of March 31, 2018 at the same valuation. On May 3, 2018, the Compensation Committee approved the compensation package, including the promise of a grant of options, to the Company’s new Chief Commercial Officer, and determined to use an exercise price of $0.21 per share based, in part, on the third-party valuation of the Company’s common stock as of April 30, 2018 at the same valuation, which was the most recent valuation conducted prior to the approval of the compensation package. These options are anticipated to be formally approved by the Compensation Committee on June 8, 2018 based on the terms previously approved on May 3, 2018.

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The third-party valuations described above were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In order to determine the estimated fair value of the shares of common stock, the Company and the third-party valuation firms utilized the hybrid method, employing both the Probability-Weighted Expected Return Method (the “PWERM”) and the option-pricing method (the “OPM”) and providing a relative weighting to each to estimate the Company’s enterprise value. Using the PWERM, the value of the Company’s outstanding equity securities were estimated based upon an analysis of various future outcomes such as an IPO, merger or sale, dissolution, or continued operation as a viable enterprise. The values calculated under the PWERM were based upon the probability-weighted present value of then-expected future investment returns, considering each of the possible outcomes as well as the rights of each share class. The OPM treats a Company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. The hybrid method represents a combination of these two methods, employing the PWERM to contemplate reasonable near-term liquidity events and the OPM to capture a scenario in which the liquidity events incorporated in the PWERM do not come to fruition.

In the case of the June 1, 2017 valuation, the value of the Company’s common stock was primarily derived based on the option pricing model backsolve method using the recent Series G preferred financing, The fair value of the common stock using OPM was determined to be $[***] per share based on an equity value for the Company of $[***] million. In the same valuation, the fair value of the common stock using PWERM was $[***] per share based on a pre-money equity valuation for the Company of $[***] million, with the IPO being the only scenario under the PWERM. The valuation weighted the OPM backsolve at [***]% and the PWERM at [***]%, with a resulting fair value of the Company’s common stock being $[***] per share. These probability weightings were reasonable in light of the Company’s expectations at the time regarding the feasibility of an IPO, especially in light of the recent Series G preferred financing and the status of the Company’s operations.

In the valuation conducted as of August 31, 2017, the fair value of the common stock in a stay private scenario using the OPM was determined to be $[***] per share after applying a [***]% discount for lack of marketability based on an equity value of $[***] million. The fair value of the common stock in an IPO scenario was determined to be $[***] per share based on a pre-money equity valuation of $[***] million. The valuation weighted the probability of the stay private scenario at [***]% and the IPO scenario at [***]%, with a resulting fair value of the Company’s common stock being $[***] per share. These probability weightings reflected the significant work the Company had undergone to improve its internal organization and sales force. In addition, based on discussions with bankers at the time, the Company believed that the probability of successfully completing an IPO had increased.

In the valuation conducted as of December 31, 2017, the fair value of the common stock in a stay private scenario using the OPM was determined to be [***] per share after applying a [***]% discount for lack of marketability based on an equity value of $[***] million. The fair value of the common stock in an IPO scenario was determined to be $[***] per share based on a pre-money equity valuation of $[***] million. The fair value of the common stock in a mergers and acquisitions scenario (“M&A”) was determined to be $[***] per share based on an equity value of $[***] million. The valuation weighted the probability of the stay private scenario at [***]%, the IPO scenario at [***]% and the M&A scenario at

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[***]%, with a resulting fair value of the Company’s common stock being $[***] per share. These probability weightings reflected that the Company had finalized its investment banking syndicate, hired a law firm and investor relations firm to assist with the IPO process and begun to draft the Form S-1 registration statement. In addition, the Company had meetings with potential acquirers which resulted in a possibility of an M&A scenario, though this was a secondary focus. In addition, from an operational standpoint, the Company’s increased investment in its sales force was beginning to result in increased revenues and a higher probability of continues revenue growth.

In the valuation conducted as of March 31, 2018, the fair value of the common stock in a stay private scenario using the OPM was determined to be [***] per share after applying a [***]% discount for lack of marketability based on an equity value of $[***] million. The fair value of the common stock in an IPO scenario was determined to be $[***] per share based on a pre-money equity valuation of $[***] million. The fair value of the common stock in a mergers and acquisitions scenario (“M&A”) was determined to be $[***] per share based on an equity value of $[***] million. The valuation weighted the probability of the stay private scenario at [***]%, the IPO scenario at [***]% and the M&A scenario at [***]%, with a resulting fair value of the Company’s common stock being $[***] per share. These probability weightings reflected that the Company had continued on the path towards an IPO, including Board authorization to confidentially submit a registration statement on Form S-1 and submission of the same in March 2018, as well as initial test the waters meetings with investors. The status of the M&A scenario remained flat because there were no new developments. In addition, from an operational standpoint, the Company continued to increase investment in its sales force in anticipation of a financing event. Notwithstanding the confidential submission, there was only one healthcare IPO that priced in April 2018, and this was incorporated into the weighting of the probability of an IPO in the valuation.

Explanation of Difference Between Fair Value of Common Stock as of April 30, 2018 and the Midpoint of the anticipated Price Range

The Company believes that the primary differences between the per share fair value determined as of April 30, 2018 by the Board, and the Price Range are a result of the following:

1.	The Price Range assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. In contrast, the Board’s fair value determination at April 30, 2018 was based, in part, on the April 30, 2018 valuation, which included an IPO scenario, which was weighted at [***]%, an M&A scenario weighted at [***]%, as well as a stay-private scenario, which was weighted at [***]%, resulting in a value of the Company’s common stock being $[***] per share. In the April 30, 2018 valuation, the IPO scenario provided for an IPO pre-money adjusted equity valuation of $[***] million. The IPO scenario within the April 30, 2018 valuation yielded a valuation of the Company’s common stock of $[***] per share, before adjusting for a [***]% probability weighting. The Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the April 30, 2018 valuation. The [***]% weighting as of April 30, 2018 reflected the market conditions for healthcare IPOs in April 2018, as well as the possibility that the IPO would not occur in light of other healthcare IPOs that had not priced in 2018. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the April 30, 2018 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability) which is an amount within the range for the offering as indicated above.

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2.	The April 30, 2018 valuation used a share count for the denominator that included the Company’s then available stock option pool. In contrast, in calculating the preliminary Price Range, the Company, in consultation with the underwriters, used the treasury stock method for counting stock options, which resulted in a slightly smaller denominator.

3.	In the stay-private scenario within the April 30, 2018 valuation, which was weighted at [***]%, in part reflecting the recent volatility and unpredictability of U.S. capital markets in general and in the market for healthcare company IPOs in particular, the Company took into account the liquidation preferences attributable to the shares of the Company’s outstanding preferred stock in preference to the common stock. Using the OPM, the Company estimated that the fair value of its common stock would only be $[***] per share in this stay-private scenario, before adjusting for a [***]% probability weighting. In the stay-private scenario, the Company assumed a discount for lack of marketability of [***]%.

4.	Since the time of the April 30, 2018 valuation, the Company has hired a Chief Commercial Officer, further strengthening the Company’s senior management team, and the prospects for the Company’s ongoing commercialization of the NeuroStar Advanced Therapy System have continued to improve.

5.	The Price Range represents a future price for shares of common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the April 30, 2018 valuation represented a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for common stock that is never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

Based on the Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Price Range, or at all, the Company believes that the fair value of its common stock as determined by the Board as of April 30, 2018 is consistent with the Company’s and the underwriters’ preliminary estimates of the Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since January 1, 2017 were reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at 1114 Avenue of the Americas, New York, New York 10036.

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If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 479-6474 or Joshua A. Kaufman at (212) 479-6495.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Chris Thatcher, Neuronetics ,Inc.

Peter Donato, Neuronetics, Inc.

Joshua Kaufman, Cooley LLP

Brandon Fenn, Cooley LLP

B. Shayne Kennedy, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP

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